Simpson Thacher & Bartlett LLP

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WASHINGTON, D.C. 20001

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VIA EDGAR

June 13, 2025

Re:    AQR Funds

    Securities Act File No. 333-153445

      Investment Company Act File No. 811-22235

    Post-Effective Amendment No. 154

Ms. Soo Im-Tang

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Ms. Im-Tang:

On behalf of the AQR LSE Fusion Fund, AQR CVX Fusion Fund, AQR MS Fusion Fund and AQR MS Fusion HV Fund (each, a “Fund” and, collectively, the “Funds”), which are series of the AQR Funds (the “Trust”), we transmit for filing the Funds’ responses to the telephonic comments provided by you on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on Thursday, June 12, 2025, regarding Post-Effective Amendment No. 154 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed with the Commission on March 27, 2025 and the comment response letter (the “Letter”) filed with the Commission on June 11, 2025 addressing the Staff’s initial comments to the Registration Statement. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Funds. The Funds’ responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set out in the Registration Statement.

Comment 1      The Commission re-iterates that it views the investment advisory contract between the Subsidiary and the investment adviser as a material contract that should be included as an exhibit to the Registration Statement.

Response        The Fund respectfully declines to file the investment advisory agreement between the Subsidiary and the Adviser as an exhibit to the Registration Statement because the Fund is not party to the agreement and the agreement is not a material agreement for the Fund. As previously explained in the Letter, the “Management of the Fund” section of the prospectus discloses that the Adviser also serves as the investment adviser to the Subsidiary, pursuant to a separate investment advisory agreement with the entity, and that the Adviser does not receive additional compensation for its

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Simpson Thacher & Bartlett LLP

Ms. Soo Im-Tang	-2-
Securities and Exchange Commission		June 13, 2025

           management of the Subsidiary. The Fund submits that this is sufficient disclosure related to the agreement between the Subsidiary and the Adviser.

Comment 2      Following up on the Funds’ response provided in the Letter to the Staff’s previous Comment 20, please confirm that each Fund and its investment adviser will not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the Fund is in compliance with its concentration policies.

Response        The Funds confirm that they will not ignore the known investments of affiliated and unaffiliated underlying investment companies when determining whether the Fund is in compliance with its concentration policies. As described in the Funds’ Statement of Additional Information, each Fund will include investments in securities of other industry-specific investment companies for purposes of calculating such Fund’s industry concentration, to the extent practicable.

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Simpson Thacher & Bartlett LLP

Ms. Soo Im-Tang	-3-
Securities and Exchange Commission		June 13, 2025

Please do not hesitate to contact me at (212) 455-7026 if you have comments or if you require additional information regarding the Registration Statement.

Respectfully submitted,

/s/ Andy Madore

Andy Madore, Esq.

cc:   Nicole DonVito, Esq.

    David W. Blass, Esq.

    Ryan P. Brizek, Esq.

    Bissie K. Bonner, Esq.